UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated October 3, 2005
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6‑K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S‑8 (FILE NO. 333‑13456, 333‑97305, 333‑6436 AND 333‑127265), FORM F‑3 (FILE NO. 33‑77022) AND FORM F‑10 (FILE NO. 333‑122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
·  Press Release dated September 1, 2005.
·  Press Release dated September 1, 2005.
·  Press Release dated September 9, 2005.
·  Press Release dated September 14, 2005.
·  Press Release dated September 15, 2005.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: October 3, 2005	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

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NEWS RELEASE
Enbridge announces quarterly interest distribution for Preferred Securities
CALGARY, Alberta, September 1, 2005 — Enbridge Inc. today announced that a quarterly interest distribution of $0.4875 per security will be paid on the company’s 7.80% Preferred Securities, Series D, on September 30, 2005, to holders of record at the close of business on September 15, 2005.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses.
Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
Contacts:

Investment Community	Media
Robert Rahn	Jim Rennie
(403) 231-7398	(403) 231-3931
e-mail: bob.rahn@enbridge.com	e-mail: jim.rennie@enbridge.com

Enbridge Provides Preliminary Assessment of Hurricane Katrina Impact
on Offshore and Onshore Gulf Systems
CALGARY, Alberta and HOUSTON, Texas, September 1, 2005 — Enbridge Inc. (TSX and NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) today provided an update on their operations in areas of the U.S. Gulf Coast impacted by Hurricane Katrina.
Initial inspections of Enbridge Inc.’s Offshore Pipelines system, which includes the Stingray, Garden Banks, Green Canyon and Mississippi Canyon corridors, began Tuesday and are ongoing. Destin corridor, a joint venture between Enbridge and BP, is operated by BP and we understand is partially operational. Certain facilities, particularly the underwater pipelines, can not be evaluated until additional inspections can be completed. Damage has been identified in the Mississippi Canyon corridor, which was directly in the hurricane’s path.
Prior to Hurricane Katrina, the Enbridge Gulf Offshore System moved on average approximately 3 bcf/d, amounting to approximately half of all deepwater Gulf of Mexico natural gas production. While portions of the offshore systems are available for transportation service, power outages and producers’ hurricane-related shut-ins have delayed resumption of operations. The Garden Banks and Manta Ray systems are currently flowing volumes at approximately 150 mmcf/d and are expected to increase over the next several days. Start-up of the Stingray and Green Canyon facilities is dependent on resumption of offshore production and onshore interconnecting receipt systems provided that no damage is identified during start-up.
Enbridge maintains appropriate insurance covering both facilities and business interruption and has begun working with its carriers throughout the assessment, repair and recovery efforts.
In addition to the offshore systems, there are onshore systems in the U.S. Gulf Coast states that are owned by Enbridge Energy Partners, L.P. Some of these facilities also sustained damage including flooding and power outages as a result of Hurricane Katrina. Assessment of the extent of damage and duration of South Louisiana system outages continues. The damaged infrastructure of interconnecting receipt and delivery facilities continues to hinder communications efforts with our onshore facilities in the U.S. Gulf Coast region.
The companies’ primary focus at this time is to account for all employees who were evacuated due to the hurricane and protect personnel working to bring the facilities back into service. Efforts to contact some employees post-hurricane continue to be hindered due to damaged communications infrastructure.
“While our initial focus is on the welfare and security of our employees, and on facility assessment and recovery, we are also deeply concerned about the millions of Gulf Coast residents affected by this extensive disaster,” said Patrick D. Daniel, Enbridge President & Chief Executive Officer. “We are matching employee contributions to the Greater Houston Area Chapter of the American Red Cross as a first step in our efforts to support rescue and recovery efforts. Employee contributions are also being directed to the Canadian Red Cross.”

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Enbridge Partners (www.enbridgepartners.com) owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, processing and transmission. Enbridge Energy Management, L.L.C. (www.enbridgemanagement.com) manages the business and affairs of the Partnership, and its sole asset is an approximate 18 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the general partner of Enbridge Partners and holds an approximate 11 percent effective interest in the Partnership.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Inc. Contacts:

Investment Community	Media

Bob Rahn	Jim Rennie
(403) 231-7398	(403) 231-3931
e-mail: bob.rahn@enbridge.com	e-mail: jim.rennie@enbridge.com
Enbridge Energy Partners Contacts:

Investment Community	Media

Tracy Barker	Denise Hamsher
(713) 821-2237	(713) 821-2089
e-mail: tracy.barker@enbridge.com	e-mail: enise.hamsher@enbridge.com

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NEWS RELEASE
Enbridge finalizes agreements for development of $400 million
Waupisoo Pipeline Project
CALGARY, Alberta, September 9, 2005 — Enbridge Inc. today announced that it has reached agreement on long-term shipping commitments on the Waupisoo Pipeline with ConocoPhillips Canada, Petro-Canada, Suncor Energy Inc. and Total E&P Canada Ltd. Enbridge will construct the 30-inch diameter, 380-kilometre long Waupisoo Pipeline at an estimated cost of Cdn$400 million (in 2005 dollars) to transport crude oil from the Alberta oil sands to the Edmonton area refinery hub. The line’s initial capacity will be 350,000 barrels per day with a maximum capacity of 600,000 barrels per day. Shipper commitments are subject to senior management and board of director approvals.
The expected in-service date of the pipeline is mid-2008 and initial development activities have been under way for some time based on a preliminary cost reimbursement agreement with the shippers. These activities include engineering design, route selection, environmental studies and other preparations for the filing of a regulatory application with the Alberta Energy and Utilities Board by the end of 2005. The contracts for laying the pipeline have been awarded, subject to receipt of regulatory approval.
Based on interest expressed by regional oil sands producers, Enbridge is including a 16-inch diluent return line within the scope of the project for public and aboriginal consultation purposes and regulatory approval. The diluent line, which is not part of the crude oil shipping agreement, would operate from Edmonton area refinery hub north to the oil sands region, and would be constructed in conjunction with the Waupisoo crude oil pipeline. The estimated cost of the diluent line is approximately Cdn$200 million. Shipping commitments have not been finalized on the diluent line.
Patrick D. Daniel, Enbridge President & Chief Executive Officer, said, “The Waupisoo Pipeline is a key element of our oil sands regional infrastructure development program, which is one of the major initiatives within our liquids pipelines growth plan. The new crude oil line brings our ultimate takeaway capacity from the oil sands to 1.2 million barrels a day. It enables us to offer shippers the flexibility to access either the Edmonton hub via Waupisoo, the Hardisty Hub via our existing Athabasca Pipeline, or a combination of delivery points. Like the Athabasca line, Waupisoo has been designed with ample low-cost expansion capacity to meet the future requirements of our anchor shippers, and those of additional projects under development in the oil sands. The agreement with our anchor shippers is a win/win situation, assuring them access to capacity and sharing the benefits from additional volumes in future. The diluent return line will support growth in oil sands production by facilitating adequate diluent supplies.”

The Waupisoo Pipeline will initiate at Enbridge’s Cheecham Terminal on the Athabasca Pipeline and terminate adjacent to Enbridge’s mainline Edmonton Terminal. The preliminary route was selected to minimize impact on environmentally sensitive areas, aboriginal traditional territories and agricultural lands. The route will be further defined through the public consultation process and field studies.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,300 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Contacts:
Media:
Enbridge Inc.
Bruce DeBaie
(403) 231-5768
email: bruce.debaie@enbridge.com
Investment Community:
Enbridge Inc.
Bob Rahn
(403) 231-7398
email: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge to provide terminaling and pipeline services
to BA Energy upgrader
CALGARY, Alberta, September 14, 2005 — Enbridge Inc. today announced that it has entered into agreements to provide terminaling and pipeline services to the Heartland Upgrader under development by BA Energy at Fort Saskatchewan, Alberta. Enbridge expects to invest approximately $80 million in new facilities to provide the services under long-term commitments provided by BA Energy for both the terminal and pipeline facilities.
The Heartland Upgrader will utilize technology developed by Value Creation Inc., the parent of BA Energy, to upgrade raw bitumen into a higher value refinery feedstock.
Enbridge will provide storage services at a new satellite terminal it will develop at Fort Saskatchewan, adjacent to the upgrader. It will also provide pipeline transportation for the upgrader’s output from the new terminal to the nearby Edmonton terminal and refinery. The Enbridge facilities are scheduled to be in service in the fourth quarter of 2007.
J. Richard Bird, Enbridge Inc. Group Vice President, Liquids Pipelines said, “Increased investment in oil sands regional transportation and terminaling services is one of the key infrastructure development focuses of our liquids pipelines growth plan, so we are pleased to provide such services to this important new project. Additional upgrading within the province will optimize the marketability of growing volumes of oil sands production, and increase the value added within Alberta. These new facilities will also establish an important strategic foothold in the Heartland area and once again demonstrates our ability to offer the industry customized energy infrastructure solutions.”

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,300 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto

Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Contacts:
Media:
Enbridge Inc.
Jim Rennie
(403) 231-3931
email: jim.rennie@enbridge.com
Investment Community:
Enbridge Inc.
Bob Rahn
(403) 231-7398
email: bob.rahn@enbridge.com

Enbridge reports progress in return of operations
affected by Hurricane Katrina
CALGARY, Alberta, and Houston September 15, 2005 — Enbridge Inc. (TSX and NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) (the “Partnership”) today reported progress towards restoration of operations in the U.S. Gulf Coast region affected by Hurricane Katrina.
Enbridge Inc.
Enbridge Inc. has interests in five pipeline corridors in the Gulf of Mexico. Of these, the Stingray, Garden Banks, and Green Canyon corridors have been assessed and are back in service delivering natural gas volumes at close to pre-hurricane levels. The lack of communications, which was a major problem immediately after the hurricane hit, was quickly rectified as telecommunications for the offshore pipeline control systems were switched to satellite channels to restore connections to the company’s natural gas control centre in Houston.
The Mississippi Canyon corridor, which was in the direct path of the hurricane, is still not operating. Pipeline inspections, including a pipeline integrity test using an underwater side scan sonar, will be conducted within a week to check for abnormalities. Enbridge is in frequent discussions with the natural gas producers and the operator of the Venice processing facility in southeast Louisiana. The company is working on contingency plans for Mississippi Canyon flows to bypass the Venice processing plant, as over half of the flow on that system can bypass Venice processing should the damaged production platforms complete repairs and resume deliveries before the repair of the Venice processing facility. Since Enbridge is dependant on disclosures by producers and the Venice processing facility on timing of repairs, the company cannot predict the duration of the downtime for the Mississippi Canyon corridor.
The fifth corridor is the Destin corridor operated by Enbridge’s joint venture partner BP. Destin received minimal or no damage, however, few volumes other than flows from interconnected onshore storage are moving on the corridor as downstream oil and natural gas liquids pipeline facilities owned by others experienced damage and are not operational.
“Enbridge is currently transporting approximately half of the 2.7 bcf/d of natural gas that we delivered from the Gulf of Mexico prior to Hurricane Katrina, including some gas nominated from onshore storage connected to the Destin corridor,” said Enbridge President & Chief Executive Officer Patrick D. Daniel. “We’re also completing our assessment of the Mississippi Canyon pipeline system this week to be ready for startup when upstream production operations resume.”

Enbridge Inc. currently estimates the unfavourable impact on 2005 net income associated with its Enbridge Offshore Pipelines assets to be Cdn$10 million to Cdn$15 million. This estimate is subject to a number of factors including ongoing assessments and discussions with insurance carriers.
Enbridge Energy Partners, L.P.
Five of Enbridge Energy Partners’ smaller onshore systems in the Gulf-area were affected by Hurricane Katrina. The Partnership is continuing to assess the extent of damage to its Gloria and Chalmette pipeline systems in Plaquemines and St. Bernard parishes in South Louisiana and is still unable to predict how long those systems will be out of service. The Partnership’s propylene pipeline in Jefferson, Plaquemines and St. Bernard parishes remains out of service until the ExxonMobil Chalmette refinery is back online. The processing plant in Bazor Ridge, Mississippi was not significantly damaged and has restarted operations; the plant is expected to be at 100 percent capacity by September 16. The Partnership’s Dufour trucking business based in Petal, Miss., has restored approximately 85 percent of its transportation and marketing operations; however, its CO2 plant and pipeline in New Orleans remain out of service.
The impacted facilities do not contribute significantly to the Partnership’s overall earnings so, while revenues from these systems will be lower than expected, the impact is not expected to have a material affect on its 2005 full year earnings.
“Enbridge continues to provide assistance to its employees and their families in Louisiana and Mississippi,” added Daniel. “While all employees were accounted for by Monday, September 5, 2005, at least 14 employees and their families were displaced from their homes by Hurricane Katrina. The company is providing assistance to displaced employees in the form of monetary grants, interest-free loans, temporary living arrangements, and power generators to help meet their needs. We sincerely appreciate the untold hours spent by other employees who assessed damage and began restoring facilities. I am proud of Enbridge and our employees’ generosity throughout North America as we have continued contributions and volunteer efforts to aid in the relief and recovery effort.”

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

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Enbridge Partners (www.enbridgepartners.com) owns the U.S. portion of the world’s longest liquid petroleum pipeline and is active in natural gas gathering, processing and transmission. Enbridge Energy Management, L.L.C. (www.enbridgemanagement.com) manages the business and affairs of the Partnership, and its sole asset is an approximate 18 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the general partner of Enbridge Partners and holds an approximate 11 percent effective interest in the Partnership.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Inc. Contacts:

Investment Community	Media

Bob Rahn	Jim Rennie
(403) 231-7398	(403) 231-3931
e-mail: bob.rahn@enbridge.com	e-mail: jim.rennie@enbridge.com
Enbridge Energy Partners Contacts:

Investment Community	Media

Tracy Barker	Denise Hamsher
(866) EEP INFO	(713) 821-2089
e-mail: eep@enbridge.com	e-mail: usmedia@enbridge.com

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